SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                            Commission File Number: 001-03753

(Check One):

 [ ] Form 10-K and Form 10-KSB     [ ] Form 11-K

 [ ] Form 20-F     [X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For Period Ended:  December 31, 2000

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended: ______________________

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable

                                     Part I
                             Registrant Information

         Full name of registrant:  REMEDENT USA, INC.

         Former Name if Applicable:  Not applicable

         Address of principal  executive office (Street and number):
                1220 Birch Way

         City, state and zip code:  Escondido, California 92027

                                     PART II
                             RULES 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

    [x]  (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [x]  (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    Part III
                               Narrative Response

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period. (ATTACH EXTRA SHEETS IF NEEDED)

         The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2000 could not be filed within the prescribed time period because those involved in the preparation of the Registrant's financial statements were working on an amendment to the Registrant's registration statement on form 10-SB and responding to the Commissions comment letter and were not able to complete the required financial statements without unreasonable effort or expense. The amendment to the 10-SB was filed with the Commission on January 17, 2001.

                                     Part IV
                                Other Information

         (1) Name and telephone number of person to contact in regard to this notification

                  Rebecca Inzunza               (706) 781-3333
                          (Name)             (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [x]  Yes [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ ] Yes  [x]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               REMEDENT USA, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated February 13, 2001           By     /s/ Rebecca Inzunza
                                     --------------------------
                                      Rebecca Inzunza, President